
06013255

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

02 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA


PROCESSED
MAY 1 2 2006
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH. D.C.
160
SECTION

Your ref : 82-34872

Dear Sir,

SUPPL

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

Jlw 5/10

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

13 APRIL TO 02 MAY 2006

217	25/04/2006 : 09:00:00	Smiths Group PLC - Statement re Contract
218	28/04/2006 : 07:00:00	Smiths Group PLC - Holding(s) in Company
219	02/05/2006 : 16:48:00	Smiths Group PLC - Blocklisting Interim Review

Regulatory Announcement

Go to market news section



Company	Smiths Group PLC
TIDM	SMIN
Headline	Statement re Contract
Released	09:00 25-Apr-06
Number	9046B

smiths

Smiths wins five year Department of Defense contract to provide Chemical Biological Protective Shelters

Multi-million Dollar Revenues Expected from CBPS-M3, Designed to Provide Contamination Free, Environmentally Controlled Working Area for Medical, Combat Services and Combat Service Support Personnel

Smiths Detection, part of the global engineering business Smiths Group, today announced its Military unit has been awarded a contract to build Chemical Biological Protective Shelters, Model 3 (CBPS-M3) for the U.S. Department of Defense. CBPS-M3 is a highly mobile, self contained collective protection system that provides a contamination free, environmentally controlled working area for medical, combat services, and combat service support personnel to work freely without continuously wearing chemical-biological protective clothing.

An initial contract has been received from U.S. Army TACOM Life Cycle Management Command, Rock Island, valued at more than $10 million, that includes delivery of 21 systems, along with an initial test program. Annual revenue expectations are around $25 million for Smiths Detection, dependant on Department of Defense budget approvals, with additional revenue expected for global defence markets. Over the 5-year contract period, the program has a total maximum contract ceiling of $333 million.

“These Chemical Biological Protective Shelters are unique systems integrating multiple levels of chemical-biological security in order to protect and equip committed U.S. troops,” said Stephen Phipson, Group Managing Director of Smiths Detection. "The CBPS program represents a large-scale U.S. military chemical-biological defence opportunity and will allow Smiths to continue expansion of its presence beyond its sensor-centric markets to a vehicle system integration program within Smiths’ field of expertise."

Smiths Group

Smiths is a global engineering business, listed on the London Stock Exchange. Smiths focuses on high performance applications, building and sustaining market-leading businesses in growth sectors. It reaches deep into global markets taking its manufacturing closer to its customers. Smiths has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

Smiths Detection

Smiths Detection is one of four operating divisions of Smiths Group. Smiths Detection offers technologically advanced security solutions to detect and identify explosives, chemical and biological agents, weapons and contraband. Employing trace detection technology together with Smiths-Heimann x-ray imaging, Smiths Detection provides security solutions for customers in homeland security and defence markets worldwide. For more information visit: www.smithsdetection.com

-o-

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

END

Close

Regulatory Announcement

Go to market news section



Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 28-Apr-06
Number	1531C

smiths

27 APRIL 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: FRANKLIN RESOURCES, INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY FRANKLIN RESOURCES, INC. AND ITS AFFILIATES WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK	1,035,343
JPMORGAN CHASE BANK, LONDON	31,075,371
CITIBANK NA, LONDON	486,093
CLYDESDALE BANK PLC	480,490
EUROCLEAR BANK SA, BRUSSELS	27,129
HSBC BANK PCL, LONDON	352,834
MELLON BANK NA, LONDON	2,677,289
MERRILL LYNCH INTL LTD, LONDON	394,400
NORTHERN TRUST COMPANY, LONDON	1,616,163
ROYAL TRUST CORP OF CANADA, LONDON	1,316,341
STATE STREET BANK, LONDON	3,295,343

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 27.04.2006

12. Total holding following this notification: 42,756,796 SHARES (AT 26 APRIL 2006)

13. Total percentage holding of issued class following this notification*: 7.56%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 27.04.2006

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

Regulatory Announcement

Go to market news section



Company	Smiths Group PLC
TIDM	SMIN
Headline	Blocklisting Interim Review
Released	16:48 02-May-06
Number	3103C

smiths

02 MAY 2006

LISTING RULE LR 3.5.6

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*: SMITHS GROUP PLC

2. Names of schemes:

SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME

SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME

SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME

SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS

TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME

TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME

TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME

TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: FROM 01.11.2005 TO 30.04.2006

4. Balance under scheme from previous return:

SCHEME	*ORDINARY SHARES*
SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME	289,709
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	97,127
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	287,918
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	301,265
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	50,107
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	224,433
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	207,513
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	369,226

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

SCHEME	*ORDINARY SHARES*
SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	760,000
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	0
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	380,000
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	190,000
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	0
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	0

6. Number of *securities* issued/allotted under scheme during period:

SCHEME	*ORDINARY SHARES*
SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME	53,397
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	883,807
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	0
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	89,026
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	247,410
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	0
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	14,110

7. Balance under scheme not yet issued/allotted at end of period:

SCHEME	*ORDINARY SHARES*
SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME	236,312
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	97,127
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	164,111
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	301,265
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	341,081

TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	167,023
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	207,513
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	355,116

8. Number and *class* of *securities* originally listed and the date of admission:

SCHEME		*ORDINARY SHARES*	*DATE OF ADMISSION*
SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME		229,000	12/06/2001
	AND	240,000	10/07/2001
	AND	265,000	22/08/2001
	AND	600,000	19/04/2002
	AND	277,392	19/08/2002
	AND	285,306	23/06/2003
	AND	273,037	10/07/2003
	AND	282,087	12/08/2003
	AND	250,000	14/06/2004
	AND	250,000	05/08/2004
	AND	250,000	13/09/2004
	AND	200,000	03/08/2005
	AND	200,000	04/08/2005
	AND	200,000	23/08/2005
	AND	200,000	12/09/2005
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME (SINCE 1999)		41,342	11/03/2005
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME		NONE SINCE	1992
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME (SINCE 1999)		225,000	14/03/2005
	AND	220,000	04/05/2005
	AND	200,000	23/06/2005
	AND	200,000	23/09/2005
	AND	200,000	24/10/2005
	AND	190,000	17/01/2006
	AND	190,000	25/01/2006
	AND	190,000	02/02/2006
	AND	190,000	08/03/2006
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS		243,000	01/05/2001
	AND	237,000	08/05/2001
	AND	238,000	11/05/2001
	AND	242,500	16/05/2001
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME		238,000	21/05/2001
	AND	190,000	18/01/2006
	AND	190,000	20/03/2006
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME		244,000	22/05/2001
	AND	238,000	31/05/2001
	AND	610,000	05/04/2002
	AND	600,000	17/04/2002
	AND	273,224	11/07/2003
	AND	283,889	13/08/2003
	AND	284,697	11/11/2003
	AND	300,300	02/12/2003

	AND	301,204	09/12/2003
	AND	225,000	19/01/2005
	AND	225,000	21/01/2005
	AND	220,000	25/04/2005
	AND	190,000	26/01/2006
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME		241,500	24/05/2001
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME		242,700	23/05/2001
	AND	296,956	01/10/2003
	AND	200,000	12/10/2005
	AND	200,000	20/10/2005

9. Total number of *securities* in issue at the end of the period: 565,790,471 ordinary shares

Contact for queries:

10. Name: Neil Burdett
11. Address: Smiths Group plc, 765 Finchley Road, London NW11 8DS
12. Telephone: 020 8457 8229

END

Close